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                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE TO/A
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                             ---------------------

                               ENGLE HOMES, INC.
                       (Name Of Subject Company (Issuer))

                            HELIOS ACQUISITION CORP.
                          TECHNICAL OLYMPIC USA, INC.
                             TECHNICAL OLYMPIC S.A.
                           TECHNICAL OLYMPIC (UK) PLC
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   292896107
                     (Cusip Number of Class of Securities)

                             HOLLY A. HUBENAK, ESQ.
                          TECHNICAL OLYMPIC USA, INC.
                           1200 SOLDIERS FIELD DRIVE
                            SUGAR LAND, TEXAS 77479
                                 (281) 243-0127
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                    Copy to:

                             JAMES M. PRINCE, ESQ.
                             VINSON & ELKINS L.L.P.
                             2300 FIRST CITY TOWER
                                  1001 FANNIN
                              HOUSTON, TEXAS 77002
                                 (713) 758-2222
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                            CALCULATION OF FILING FEE

             Transaction Valuation*                            Amount of Filing Fee**
                   $226,079,805                                        $45,216

    * Estimated for purposes of calculating the filing fee only. Calculated by multiplying $19.10, the Offer price per Share, by 11,836,639, the sum of 10,871,539 currently outstanding Shares sought in the Offer and 965,100 Shares subject to options.

    ** 1/50 of one percent of Transaction Valuation.
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    [ ] Check box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $45,216
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      Form or Registration No.: Schedule TO
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      Filing Party: Offerors
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      Date Filed: October 10, 2000
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    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.

    [ ] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.
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Check the following box if the filing is a final amendment reporting the results of the tender offer:

    [ ]
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     This Amendment No 2 to the Tender Offer Statement on Schedule TO (this
"Amendment") relates to the offer by Helios Acquisition Corp. (the "Purchaser"), a Florida corporation, and a direct wholly owned subsidiary of Technical Olympic USA, Inc. ("Technical Olympic USA"), a Delaware corporation, which, in turn is an indirect wholly-owned subsidiary of Technical Olympic S.A., a Greek corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, (the "Shares") of Engle Homes, Inc. (the "Company"), at a price of $19.10 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 2000 (as may be amended or supplemented from time to time, the "Offer to Purchase"), a copy of which has been previously filed as Exhibit (a)(1) hereto, and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the "Letter of Transmittal"), a copy of which has been previously filed as Exhibit (a)(2) hereto (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

     The information in the Offer to Purchase, including the schedule thereto, and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to all the items of Schedule TO, as amended, except as otherwise set forth below.

     Schedule TO is hereby amended and supplemented by adding Technical Olympic
(UK) Plc as an Offeror and a signatory thereto. Information concerning Technical Olympic (UK) Plc, and its officers and directors is set forth in the Offer to Purchase.

     The Offer to Purchase is hereby amended and supplemented as follows:

     Schedule I to the Offer to Purchase is hereby amended and supplemented by adding the following to the end of Schedule I:

"DIRECTORS AND EXECUTIVE OFFICERS OF TECHNICAL OLYMPIC (UK) PLC

     The following table sets forth the name, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of Technical Olympic (UK) Plc. Each person has a business address at 20 Solomou Street, Ana Kalamaki, Athens, Greece 17456 and is a citizen of Greece, unless a different business address and/or citizenship is indicated under his or her name. Directors are indicated by an asterisk.

        NAME, BUSINESS ADDRESS       CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT
           AND CITIZENSHIP                AND FIVE-YEAR EMPLOYMENT HISTORY

Constantinos Stengos*..............     See above.

Andreas Stengos*...................     See above.

Zoi Stengou*.......................     See above.

George Stengos*....................     See above."

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            TECHNICAL OLYMPIC USA, INC.

                                            By:      /s/ HOLLY A. HUBENAK
                                              ----------------------------------
                                              Name: Holly A. Hubenak
                                              Title: Vice President, Secretary
                                                     and General Counsel


                                            TECHNICAL OLYMPIC S.A.

                                            By: /s/ CONSTANTINOS STENGOS
                                              ----------------------------------
                                              Name: Constantinos Stengos
                                              Title: Chairman and Managing
                                                     Director


                                            TECHNICAL OLYMPIC (UK) Plc

                                            By:  /s/ CONSTANTINOS STENGOS
                                              ----------------------------------
                                              Name: Constantinos Stengos
                                              Title: General Director


                                            HELIOS ACQUISITION CORP.

                                            By:      /s/ HOLLY A. HUBENAK
                                              ----------------------------------
                                              Name: Holly A. Hubenak
                                              Title: Vice President and
                                                     Secretary

Dated: November 8, 2000